SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

MATTERPORT, INC.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
577096100
(CUSIP Number)
Peter Hébert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577096100

1.	Names of reporting persons Lux Venture Partners III, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	15,182,086*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	15,182,086*

11.	Aggregate amount beneficially owned by each reporting person	15,182,086*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	5.7%*
14.	Type of reporting person (see instructions)	HC

*Lux Ventures III, L.P. (“LVIII”) and Lux Ventures III Special Founders Fund, L.P. (“LVSFF”) directly own an aggregate of 15,182,086 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Matterport, Inc. (the “Issuer”), representing approximately 5.7% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. Lux Venture Partners III, LLC (“LVPIII”) is the general partner of both LVIII and LVSFF and exercises voting and dispositive power over the shares of Common Stock owned by each of LVIII and LVSFF. Peter Hébert and Joshua Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the aggregate 15,182,086 shares of Common Stock owned directly by LVIII and LVSFF, or 5.7% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”).

This report shall not be deemed an admission that LVPIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Ventures III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	15,174,620*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	15,174,620*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	15,174,620*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	5.7%*
14.	Type of reporting person (see instructions)	PN

*LVIII directly owns 15,174,620 shares of Common Stock, representing approximately 5.7% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. LVPIII is the general partner of LVIII and exercises voting and dispositive power over the shares of Common Stock owned by LVIII. Peter Hébert and Joshua Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the 15,174,620 shares of the Common Stock owned directly by LVIII, or 5.7% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Ventures III Special Founders Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	7,466*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	7,466*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	7,466*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.0%*
14.	Type of reporting person (see instructions)	PN

*LVSFF directly owns 7,466 shares of Common Stock, representing less than 0.1% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. LVPIII is the general partner of LVSFF and exercises voting and dispositive power over the shares of Common Stock owned by LVSFF. Peter Hébert and Joshua Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the 7,466 shares of the Common Stock owned directly by LVSFF, or less than 0.1% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVSFF is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVSFF disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Venture Partners Cayman III, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	719,947*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	719,947*

11.	Aggregate amount beneficially owned by each reporting person	719,947*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.3%*
14.	Type of reporting person (see instructions)	HC

*Lux Ventures Cayman III, L.P. (“LVCIII”) directly owns 719,947 shares of the Issuer’s Common Stock, representing approximately 0.3% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. Lux Venture Partners Cayman III, LLC (“LVPCIII”) is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. Peter Hébert and Joshua Wolfe are the individual managing members of LVCPIII and may be deemed to beneficially own the 719,947 shares of Common Stock owned directly by LVCIII, or 0.3% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVPCIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPCIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Ventures Cayman III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	719,947*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	719,947*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	719,947*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.3%*
14.	Type of reporting person (see instructions)	PN

*LVCIII directly owns 719,947 shares of Common Stock, representing 0.3% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. LVPCIII is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. Peter Hébert and Joshua Wolfe are the individual managing members of LVPCIII and may be deemed to beneficially own the 719,947 shares of the Common Stock owned directly by LVCIII, or 0.3% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVCIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVCIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	5,806,341*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	5,806,341*

11.	Aggregate amount beneficially owned by each reporting person	5,806,341*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	2.2%*
14.	Type of reporting person (see instructions)	HC

*Lux Co-Invest Opportunities, L.P. (“LCIO”) directly owns 5,806,341 shares of the Issuer’s Common Stock, representing approximately 2.2% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. Lux Co-Invest Partners, LLC (“LCIP”) is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Peter Hébert and Joshua Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 5,806,341 shares of Common Stock owned directly by LCIO, or 2.2% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	5,806,341*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	5,806,341*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	5,806,341*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	2.2%*
14.	Type of reporting person (see instructions)	PN

*LCIO directly owns 5,806,341 shares of Common Stock, representing 2.2% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Peter Hébert and Joshua Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 5,806,341 shares of the Common Stock owned directly by LCIO, or 2.2% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIO is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIO disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Total Opportunities Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	4,331,746*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	4,331,746*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	4,331,746*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	1.6%*
14.	Type of reporting person (see instructions)	HC

*Lux Total Opportunities, L.P. (“LTO”) directly owns 4,331,746 shares of the Issuer’s Common Stock, representing approximately 1.6% of the 265,964,260 shares of Common Stock outstanding as of February 1 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. Lux Total Opportunities Partners, LLC (“LTOP”) is the general partner of LTO and exercises voting and dispositive power over the shares of Common Stock owned by LTO. Peter Hébert and Joshua Wolfe are the individual managing members of LTOP and may be deemed to beneficially own the 4,331,746 shares of Common Stock owned directly by LTO, or 1.6% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LTOP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LTOP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Lux Total Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	4,331,746*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	4,331,746*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	4,331,746*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	1.6%*
14.	Type of reporting person (see instructions)	PN

*LTO directly owns 4,331,746 shares of the Issuer’s Common Stock, representing approximately 1.6% of the 265,964,260 shares of Common Stock outstanding as of February 1 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. LTOP is the general partner of LTO and exercises voting and dispositive power over the shares of Common Stock owned by LTO. Peter Hébert and Joshua Wolfe are the individual managing members of LTOP and may be deemed to beneficially own the 4,331,746 shares of Common Stock owned directly by LTO, or 1.6% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LTO is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LTO disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Peter Hébert
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	20,060,120*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	20,060,120*

11.	Aggregate amount beneficially owned by each reporting person	20,060,120*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	9.8%*
14.	Type of reporting person (see instructions)	IN

*Peter Hébert may be deemed to beneficially own, in the aggregate, 20,060,120 shares of Common Stock, representing approximately 9.8% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022.  20,040,120 shares of Common Stock reported as beneficially owned by Mr. Hébert are held by LVIII, LVSFF, LVCIII, LCIO and LTO (collectively, the “LV Funds”). Mr. Hébert serves as one (1) of two (2) managing members of the LV Funds and may be deemed to beneficially own the 20,040,120 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Hébert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 577096100

1.	Names of reporting persons Joshua Wolfe
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	20,040,120*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	20,040,120*

11.	Aggregate amount beneficially owned by each reporting person	20,040,120*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	9.8%*
14.	Type of reporting person (see instructions)	IN

* Joshua Wolfe may be deemed to beneficially own, in the aggregate, 20,040,120 shares of Common Stock, representing approximately 9.8% of the 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022. The number of shares of Common Stock reported as beneficially owned are held by the LV Funds. Mr. Wolfe serves as one (1) of two (2) managing members of the LV Funds and may be deemed to beneficially own the 20,040,120 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 2, 2021 and Amendment No. 1 thereto filed on January 28, 2022 (together, the “Schedule 13D”). This Amendment is being jointly filed by (i) Lux Ventures III, L.P. (“LVIII”), (ii) Lux Ventures III Special Founders Fund, L.P. (“LVIIISF”), (iii) Lux Venture Partners III, LLC (“LVPIII”), (iv) Lux Co-Invest Opportunities, L.P. (“LCIO”), (v) Lux Co-Invest Partners, LLC (“LCIP”), (vi) Lux Ventures Cayman III, L.P. (“LVCIII”), (vii) Lux Ventures Cayman Partners Cayman III, LLC (“LVCGP”), (viii) Lux Total Opportunities, L.P. (“LTO”), (ix) Lux Total Opportunities Partners, LLC (“LTOP”), (x) Peter Hébert, a member of the Issuer’s board of directors (the “Board”), and (xi) Josh Wolfe. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This Schedule 13D is being jointly filed by (i) Lux Venture Partners III, LLC (“LVPIII”), (ii) Lux Ventures III, L.P. (“LVIII”), (iii) Lux Ventures III Special Founders Fund, L.P. (“LVSFF”), (iv) Lux Venture Partners Cayman III, LLC (“LVPCIII”), (v) Lux Ventures Cayman III, L.P. (“LVCIII”), (vi) Lux Co-Invest Partners, LLC (“LCIP”), (vii) Lux Co-Invest Opportunities, L.P. (“LCIO”), (viii) Lux Total Opportunities, L.P. (“LTO”), (ix) Lux Total Opportunities Partners, LLC (“LTOP”), (x) Peter Hébert and (xi) Joshua Wolfe.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” LVPIII is the general partner of LVIII and LVSFF and exercises voting and dispositive power over the shares of Common Stock held by each of LVIII and LVSFF. LVPCIII is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock held by LVCIII. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock held by LCIO. LTOP is the general partner of LTO and exercises voting and dispositive power over the shares of Common Stock held by LTO.

This Schedule 13D relates to the shares of Common Stock directly owned by LVIII, LVSFF, LVCIII, LCIO and LTO (collectively the “LV Funds”). As a result of the foregoing, as of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVPIII may be deemed to beneficially own approximately 5.7% of the shares of the Issuer’s Common Stock outstanding as of the date hereof, LVPCIII may be deemed to beneficially own 0.3% of the shares of the Issuer’s Common Stock outstanding as of the date hereof, LCIP may be deemed to beneficially own 2.2% of the shares of the Issuer’s Common Stock outstanding as of the date hereof, LTOP may be deemed to beneficially own 1.6% of the shares of the Issuer’s Common Stock as of the date hereof, and Mr. Hébert and Mr. Wolfe may be deemed to beneficially own approximately 9.8% of the shares of the Issuer’s Common Stock deemed issued and outstanding as of the date hereof, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022.

The principal business address of the Reporting Persons is c/o Lux Capital Management, LLC, 920 Broadway, 11th Floor, New York, NY 10010.

The principal business of the Reporting Persons is investments and/or investment management.

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LVIII, LVSFF, LCIO and LTO are limited partnerships organized under the laws of the State of Delaware. LVCIII is a limited partnership organized under the laws of the Cayman Islands. LVPIII, LCIP and LTOP are limited liability companies organized under the laws of the State of Delaware. LVPCIII is a limited liability company organized under the laws of the Cayman Islands. Each of Mr. Hébert and Mr. Wolfe are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented to add the following:

LTO purchased an aggregate of 4,331,746 shares of Common Stock with investment capital for an aggregate purchase price of approximately $29,758,100.59.

Mr. Hébert purchased 20,000 shares of Common Stock with personal funds for his personal account for an aggregate purchase price of approximately $127,500.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented to add the following:

On February 1, 2022, pursuant to that certain Agreement and Plan of Merger, dated February 7, 2021 (the “Merger Agreement”), by and among the Issuer, First Merger Sub, Second Merger Sub and Legacy Matterport, the Issuer issued an aggregate of 2,789,144 shares of Common Stock to certain LV Funds for no additional consideration (the “Earn-out Issuance”) due to the occurrence of certain Triggering Events (as defined in the Merger Agreement). The Triggering Events occurred by virtue of the daily volume-weighted average price of the Common Stock having been greater than each of the thresholds set forth in the Merger Agreement for at least 10 trading days out of the 30 consecutive trading days ending on January 14, 2022. As a result of the Earn-out Issuance, (i) LVIII received 1,956,431 shares of Common Stock; (ii) LCIO received 738,929 shares of Common Stock, (iii) LVCIII received 92,821 shares of Common Stock, and (iv) LVSFF received 963 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth in the cover pages of the Schedule 13D is incorporated herein by reference.

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVPIII may be deemed to beneficially own approximately 5.7% of the shares of the Issuer’s Common Stock outstanding as of the date hereof, LVPCIII may be deemed to beneficially own 0.3% of the shares of the Issuer’s Common Stock outstanding as of the date hereof, LCIP may be deemed to beneficially own 2.2% of the shares of the Issuer’s Common Stock outstanding as of the date hereof, LTOP may be deemed to beneficially own 1.6% of the shares of the Issuer’s Common Stock as of the date hereof, and Mr. Hébert and Mr. Wolfe may be deemed to beneficially own approximately 9.8% of the shares of the Issuer’s Common Stock deemed issued and outstanding as of the date hereof.

The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 265,964,260 shares of Common Stock outstanding as of February 1, 2022, based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2022.

LTO purchased (i) 558,454 shares of Common Stock on March 7, 2022 at an weighted average price of $6.9243 per share, (ii) 416,494 shares of Common Stock on March 8, 2022 at a weighted average price of $6.8733 per share, (iii) 418,662 shares of Common on March 10, 2022 at a weighted average price of $6.9366 per share, (iv) 1,342,968 shares of Common Stock on March 11, 2022 at a weighted average price of $6.9927 per share and (v) 1,565,186 shares of Common Stock on March 14, 2022 at a weighted average price of $6.7688 per share.

On February 24, 2022, Mr. Hébert purchased 20,000 shares of Common Stock for his personal account at a weighted average price of $6.375 per share.

There have not been any transactions in the Common Stock effected by the Reporting Persons since the filing date of the most recent amendment to this Schedule 13D, except as set forth elsewhere in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement, dated March 17, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: March 17, 2022

LUX VENTURES III, L.P.

By: LUX VENTURE PARTNERS III, LLC

By: /s/ Peter Hébert

       Peter Hébert

 Managing Member

LUX VENTURE PARTNERS III, LLC

By: /s/ Peter Hébert

       Peter Hébert

 Managing Member

LUX VENTURES III SPECIAL FOUNDERS FUND, L.P.

By: LUX VENTURE PARTNERS III, LLC

By: /s/ Peter Hébert

       Peter Hébert

 Managing Member

LUX VENTURE CAYMAN III, L.P.

By: LUX VENTURE PARTNERS CAYMAN III, LLC

By: /s/ Peter Hébert

       Peter Hébert

 Managing Member

LUX VENTURE PARTNERS CAYMAN III, LLC

By: /s/ Peter Hébert

       Peter Hébert

 Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By: LUX CO-INVEST PARTNERS, LLC

By: /s/ Peter Hébert

Peter Hébert

 Managing Member

LUX CO-INVEST PARTNERS, LLC

By: /s/ Peter Hébert

Peter Hébert

 Managing Member

LUX TOTAL OPPORTUNITIES, L.P.

By: LUX CO-INVEST PARTNERS, LLC

By: /s/ Peter Hébert

Peter Hébert

 Managing Member

LUX TOTAL OPPORTUNITIES PARTNERS, LLC

By: /s/ Peter Hébert

Peter Hébert

/s/ Peter Hébert

Peter Hébert

/s/ Joshua Wolfe

Joshua Wolfe